UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

Arbutus Biopharma Corporation

(Name of Issuer)

Common Shares, no par value

(Title of Class of Securities)

03879J100

(CUSIP Number)

Suite 1, 3rd Floor,

11-12 St. James’s Square,

London SW1Y 4LB,

United Kingdom

+44 (117) 918-1293

with copies to

Colin Diamond

Chang-Do Gong

White & Case LLP

1221 Avenue of the Americas

New York, NY 10020-1095

+1 (212) 819 8200

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 29, 2017

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box: ☐

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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1	Name of Reporting Persons Roivant Sciences Ltd.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Bermuda

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 16,013,540 (see Item 5)*

	8	Shared Voting Power None

	9	Sole Dispositive Power 16,013,540 (see Item 5)*

	10	Shared Dispositive Power None

11	Aggregate Amount Beneficially Owned by Each Reporting Person 16,013,540 (see Item 5)*

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 29.1% (see Item 5)*

14	Type of Reporting Person (See Instructions) CO

* As of the date of this Amendment No. 3 to the Schedule 13D and prior to the closing of the transactions described in Items 3 through 6 below, Roivant Sciences Ltd. (“Roivant”) beneficially owns 16,013,540 common shares, no par value (“Common Shares”), of Arbutus Biopharma Corporation (the “Issuer”). Subject to the satisfaction of certain conditions, upon the closing of such transactions, Roivant will acquire 1,164,000 shares of the Issuer’s series A participating convertible preferred shares (the “Preferred Shares”), which will be mandatorily convertible four years after issuance into 22,833,922 Common Shares (subject to adjustment and subject to limited exceptions in the event of certain transactions or fundamental changes that would permit earlier conversion at Roivant’s option).

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INTRODUCTORY NOTE

Pursuant to Rule 13d-2 of the U.S. Securities Exchange Act of 1934, as amended (the “Act”), this Amendment No. 3 to the Schedule 13D amends and supplements certain items of the Schedule 13D for the common shares, no par value (the “Common Shares”) of Arbutus Biopharma Corporation (the “Issuer”), filed with the U.S. Securities and Exchange Commission (the “SEC”) on March 16, 2015, as amended by Amendment No. 1 to the Schedule 13D filed with the SEC on August 25, 2015 and Amendment No. 2 to the Schedule 13D filed with the SEC on February 17, 2016 (the “Schedule 13D”). All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D.

Item 2.         Identity and Background

Item 2 of the Schedule 13D is hereby amended and restated as follows:

(a)-(b)              Pursuant to Rule 13d-1 promulgated by the SEC under Section 13 of the Act, this statement is being filed by Roivant Sciences Ltd. (“Roivant”). Roivant is also referred to herein as the “Reporting Person.”

The principal business address of Roivant is Suite 1, 3rd Floor, 11-12 St. James’s Square, London SW1Y 4LB, United Kingdom.

(c)                                  Roivant is principally engaged in the business of late-stage clinical development and commercialization of nonstrategic, deprioritized or under-resourced drug candidates.

(d)-(e)               During the five years preceding the date of this filing, the Reporting Person has not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)                                   Roivant is an exempted limited company incorporated under the laws of Bermuda.

Item 3.         Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is hereby amended and supplemented as follows:

On October 2, 2017, the Issuer entered into a subscription agreement (the “Subscription Agreement”) with Roivant, pursuant to which Roivant agreed to purchase from the Issuer an aggregate of 1,164,000 shares of the Issuer’s series A participating convertible preferred shares (the “Preferred Shares”) for an aggregate purchase price of $116.4 million representing a price per Preferred Share of $100.00 (the “Purchase Price”).  The Preferred Shares will initially be convertible into 22,833,922 Common Shares (the “Underlying Common Shares”) which conversion will occur mandatorily four years after issuance (subject to limited exceptions in the event of certain transactions or fundamental changes that would permit earlier conversion at Roivant’s option).

Pursuant to the Subscription Agreement, the Preferred Shares will be issued in two tranches: (i) following the expiration of the requisite 15-calendar-day notice period of The Nasdaq Stock Market LLC, or earlier if appropriate, and the satisfaction of other applicable conditions for the first closing (the “First Closing”), 500,000 Preferred Shares will be issued in consideration for an aggregate purchase price of $50.0 million, and (ii) following the requisite approval of the shareholders of the Issuer and satisfaction of the other applicable conditions for the second closing, 664,000 Preferred Shares will be issued in exchange for an aggregate purchase price of $66.4 million (the “Second Closing”).

The source of funds for the acquisition is cash on hand.

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Item 4.         Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

In mid-September 2017, Roivant and the Issuer began exploratory discussions regarding a possible capital investment in the Issuer to fund the Issuer’s capital needs.  They began exploratory discussions regarding how such a transaction might be structured and, on or about September 29, 2017, Roivant determined to pursue a possible capital investment in the Issuer subject to negotiation of satisfactory terms.  On October 2, 2017, Roivant and the Issuer entered into the Subscription Agreement.

Roivant does not currently have plans or proposals that relate to or would result in any of the transactions involving the Issuer described in subparagraphs (a) through (j) of Item 4 of Schedule 13D, although subject to the limitations provided for in the Amended and Restated Lock-Up Agreement and in the Amended and Restated Standstill Agreement (each, as defined below), the Reporting Person may from time to time consider pursuing or proposing any such transactions and, in that connection, may discuss, evaluate and/or pursue any such transactions with their advisors, the Issuer or other persons.

The information set forth in Items 3, 5 and 6 of this Schedule 13D is incorporated herein by reference.

Item 5.         Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and restated as follows:

The information set forth or incorporated in Items 2, 3, 4, and 6 of this Schedule 13D is hereby incorporated herein by reference.

(a)                                 Roivant beneficially owns 16,013,540, or 29.1%, of the Common Shares and will continue to beneficially own that number of shares following the First Closing and the Second Closing assuming no change in the number of currently outstanding Common Shares of the Issuer.

By way of explanation, the Underlying Common Shares (assuming conversion of the Preferred Shares), together with the Common Shares currently beneficially owned by Roivant, will represent 39.8% of the Common Shares of the Issuer after the First Closing and 49.9% after Second Closing, assuming no change in the number of currently outstanding Common Shares of the Issuer, although the Preferred Shares do not have voting rights prior to conversion (except as required by applicable law) and conversion of the Preferred Shares will only occur mandatorily four years after issuance (subject to limited exceptions in the event of certain transactions or fundamental changes that would permit earlier conversion at Roivant’s option).

(b)                                 The aggregate number and percentage of the Common Shares beneficially owned by the Reporting Person and, for the Reporting Person, the number of Common Shares as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition are set forth on lines 7 through 11 of the Reporting Person’s cover sheet of this Schedule 13D.

The percentage of outstanding Common Shares that may be deemed to be beneficially owned by the Reporting Person is set forth on Line 13 of the Reporting Person’s cover sheet of this Schedule 13D. Such percentage was calculated for the Reporting Person based on an aggregate of 55,026,995 Common Shares issued and outstanding as of September 29, 2017, as reported by the Issuer to the Reporting Person.

Except as disclosed in this Schedule 13D, the Reporting Person does not beneficially own any Common Shares or have the right to acquire any Common Shares.

Except as disclosed in this Schedule 13D, the Reporting Person presently does not have the power to vote or to direct the vote or to dispose or direct the disposition of any of the Common Shares that the Reporting Person may be deemed to beneficially own.

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(c)                                  Except as described in this Schedule 13D, the Reporting Person has not effected any transactions in the Common Shares during the last 60 days.

(d)                                 To the best knowledge of the Reporting Person, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Shares beneficially owned by the Reporting Person.

(e)                                  Not applicable.

Item 6.         Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Schedule 13D is hereby amended and supplemented as follows:

Preferred Share Rights and Restrictions

Pursuant to the Subscription Agreement, the Issuer will file an amendment to the Notice of Articles and the Articles of the Issuer (the “Preferred Share Articles Amendment”) on the First Closing. The terms, rights, obligations and preferences of the Preferred Shares will be set forth in the Preferred Share Articles Amendment.

Dividends

In the event the Issuer distributes to all or substantially all holders of Common Shares any cash, shares, evidences of the Issuer’s indebtedness or other assets, securities or property, including rights to acquire assets, securities or property, the holders of a Preferred Share will be entitled to receive such dividend in cash (the “Participating Cash Dividend”) or such other distributed items (a “Participating In-Kind Dividend”) at the same time and in the same manner as holders of Common Shares would have received if such Preferred Share had been converted into Common Shares upon the Mandatory Conversion Date (as defined below).

Mandatory Conversion

On the fourth anniversary of the First Closing (the “Mandatory Conversion Date”), any Preferred Shares not yet converted will be automatically converted into (i) a number of Common Shares equal to the amount determined by dividing (A) the Purchase Price plus an amount equal to 8.75% of the Purchase Price per annum, compounded annually (the “Liquidation Preference”) by (B) the conversion price in effect at the time of conversion; (ii) cash for any accrued but unpaid Participating Cash Dividends (to the extent not included in the Purchase Price) on the Preferred Shares being converted; and (iii) any accrued and unpaid Participating In-Kind Dividends.

Optional Conversion

Each Preferred Share is initially convertible based on a conversion price of $7.13, subject to adjustment for certain distributions, recapitalizations, reclassifications and other transactions by the Issuer on or with respect to the Common Shares. In the event a transaction that involves (i) a fundamental transfer of value to the Common Shares in which the Preferred Shares do not have the right to participate or (ii) a Fundamental Change (as defined in the Preferred Share Articles Amendment), each Preferred Share may be converted prior to such transaction at the option of its holder into (A) a number of Common Shares equal to the amount determined by dividing (x) the Liquidation Preference (calculated giving effect to the four-year period set forth in “Mandatory Conversion” above, irrespective of the date of conversion) by (y) the conversion price in effect at the time of conversion; (B) cash for any accrued but unpaid Participating Cash Dividends (to the extent not included in the Purchase Price) on the Preferred Shares being converted; and (C) any accrued and unpaid Participating In-Kind Dividends.

Liquidation Preference; Ranking

In the event of any liquidation, dissolution or winding up of the Issuer, the holders of the Preferred Shares will be entitled to receive an amount in cash equal to the amount that the holder of a Preferred Share would have been entitled to receive if such Preferred Share had been converted into Common Shares upon the Mandatory

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Conversion Date. Neither the voluntary sale, conveyance, exchange or transfer of all or substantially all of the assets of the Issuer nor the consolidation or merger of the Issuer with or into another entity will be deemed a liquidation, dissolution or winding up of the Issuer.

The Preferred Shares will rank senior to the Common Shares with respect to any distributions or rights upon liquidation, dissolution or winding up of the Issuer.

Voting Rights

The Preferred Shares will not have the right to vote on any matters except as required by law, including under the British Columbia Business Corporations Act.

Board Nomination Articles Amendment

Pursuant to the Subscription Agreement, the Issuer and Roivant must use commercially reasonable efforts to cause the amendment of the Issuer’s Articles of Incorporation (the “Board Nomination Articles Amendment”) by the Second Closing. Pursuant to the Board Nomination Articles Amendment, Roivant will have the right to designate a certain number of directors to the board of directors of the Issuer, which right will terminate upon the earlier of (i) 48 months following the First Closing and (ii) when Roivant no longer meets certain beneficial ownership thresholds. With respect to the beneficial ownership thresholds, for so long as Roivant has beneficial ownership or exercises control or direction over not less than (i) 30% of the issued and outstanding Common Shares, Roivant has the right to nominate three individuals for election to the board of directors of the Issuer, one of whom must be “independent” within the meaning of applicable law and the rules and regulations of The Nasdaq Stock Market LLC, not including the rules related to the independence of audit committee members; (ii) 20% of the issued and outstanding Common Shares, Roivant has the right to nominate two individuals for election to the board of directors of the Issuer; and (iii) 10% of the issued and outstanding Common Shares, Roivant has the right to nominate one individual for election to the board of directors of the Issuer. For so long as Roivant has the right to designate at least one or more directors to the Issuer’s board of directors, the Board Nomination Articles Amendment will require that the total authorized directors of the Issuer not exceed seven directors, at least a majority of whom must be “independent,” without the prior written consent of Roivant.

Amended and Restated Governance Agreement

Pursuant to the Subscription Agreement, at the First Closing, Roivant will enter into an Amended and Restated Governance Agreement with the Issuer (the “Amended and Restated Governance Agreement”), which will replace and supersede the existing Governance Agreement dated as of January 11, 2015 between Roivant and the Issuer. Pursuant to the terms of the Amended and Restated Governance Agreement, the Issuer must cause that number of individuals designated by Roivant to be appointed to the Issuer’s board of directors in accordance with the Board Nomination Articles Amendment either concurrently with the Second Closing, or, if for any reason the Second Closing does not occur, by resolution of the Issuer’s board of directors to add a director, and otherwise in accordance with the Board Nomination Articles Amendment. The Amended and Restated Governance Agreement will be effective upon the First Closing and will terminate upon the earlier of (i) 48 months following the First Closing and (ii) when Roivant no longer has a right to nominate one or more directors under the Board Nomination Articles Amendment.

Amendment to Registration Rights

The Preferred Shares and Underlying Common Shares will not be registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements. Pursuant to the Subscription Agreement, the Issuer and Roivant will enter into a second amendment to the Registration Rights Agreement (the “Amended Registration Rights Agreement”) at the First Closing pursuant to which the definition of Registrable Securities will be expanded to include the Underlying Common Shares (and Common Shares issued upon conversion of Participating In-Kind Dividends, if any).

Amended and Restated Standstill Agreement and Amended and Restated Lock-Up Agreement

Pursuant to the Subscription Agreement, at the First Closing, Roivant will enter into (i) an Amended and Restated Standstill Agreement with the Issuer (the “Amended and Restated Standstill Agreement”), which will replace and supersede the existing Standstill Agreement dated as of January 11, 2015 between Roivant and the

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Issuer, and (ii) an Amended and Restated Lock-Up Agreement with the Issuer (the “Amended and Restated Lock-Up Agreement”), which will replace and supersede the existing Lock-Up Agreement dated as of January 11, 2015 between Roivant and the Issuer.

Pursuant to the terms of the Amended and Restated Standstill Agreement, Roivant will agree not to acquire, offer to acquire or agree to acquire ownership of any additional Common Shares of the Issuer if such acquisitions would result in Roivant owning an amount of Common Shares that, taken together with the Underlying Common Shares, would exceed 49.99% of the outstanding Common Shares of the Issuer, or take certain other actions related to the calling of meetings, proxies, proposals and other actions of the shareholders of the Issuer.

Pursuant to the terms of the Amended and Restated Lock-Up Agreement, Roivant and the Issuer have agreed, subject to certain customary exceptions, not to (i) sell, pledge, or otherwise transfer or dispose of Common Shares or the Preferred Shares; or (ii) enter into, sell or otherwise dispose of any swap, option, future, forward or other similar agreement with respect to Common Shares, the Preferred Shares and the Underlying Common Shares.  Roivant is permitted pursuant to the Amended and Restated Lock-Up Agreement to pledge its Common Shares in connection with a bona fide loan from a financial institution and to transfer such shares in connection with the exercise of any remedies by such financial institution.

The Amended and Restated Standstill Agreement and the Amended and Restated Lock-Up Agreement will be effective upon the First Closing and will terminate upon the earlier of (i) 48 months following the First Closing and (ii) when Roivant no longer has a right to nominate one or more directors under the Board Nomination Articles Amendment. The restrictions under the two agreements will also cease to apply if the Issuer enters into a sale transaction, a third party seeks to acquire the Issuer or the Issuer enters into a sale process under circumstances specified in the Amended and Restated Standstill Agreement

The foregoing descriptions of the Preferred Share Articles Amendment, the Board Nomination Article Amendment, the Amended and Restated Governance Agreement, the Amended Registration Rights Agreement, the Amended and Restated Standstill Agreement and the Amended and Restated Lock-Up Agreement do not purport to be complete and are qualified in their entirety by reference to the Subscription Agreement and the attached forms of the Preferred Share Articles Amendment, the Board Nomination Articles Amendment, the Amended and Restated Governance Agreement, the Amended Registration Rights Agreement, the Amended and Restated Standstill Agreement and the Amended and Restated Lock-Up Agreement. A copy of the Subscription Agreement is filed as an exhibit to this Schedule 13D and is incorporated herein by reference.

The Subscription Agreement has been attached to provide investors with information regarding its terms. The terms and information therein should not be relied on as disclosure about the Issuer or Roivant without consideration of the reports that the Issuer or Roivant files with the SEC. The terms of the Subscription Agreement (such as the representations and warranties) govern the contractual rights and relationships, and allocate risks, among the parties in relation to the sale. In particular, the representations and warranties made by the parties to each other in the Subscription Agreement have been negotiated among the parties with the principal purpose of setting forth their respective rights with respect to their obligation to close the sale should events or circumstances change or be different from those stated in the representations and warranties. Matters may change from the state of affairs contemplated by the representations and warranties. Roivant does not undertake any obligation to publicly release any revisions to these representations and warranties, except as required under U.S. federal or other applicable securities laws.

Item 7.         Material to be Filed as Exhibits

Item 7 of the Schedule 13D is hereby amended and supplemented as follows:

Exhibit No.	Description
7.08	Subscription Agreement, dated October 2, 2017, by and between Arbutus Biopharma Corporation and Roivant Sciences Ltd.

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SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 3, 2017	Roivant Sciences Ltd.

	By:	/s/ Marianne Romeo Dinsmore
	Name:	Marianne Romeo Dinsmore
	Title:	Authorized Signatory